UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended: December 31, 2010

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 1-13113

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Incorporated 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated

12 East 49th Street

New York, New York 10017

Telephone No: (212) 940-5305

Saks Incorporated

401(k) Retirement Plan

Financial Statements and Supplemental Schedules

December 31, 2010

Saks Incorporated 401(k) Retirement Plan

Index

December 31, 2010 and 2009

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Financial Transaction Schedule - Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

June 29, 2011

Saks Incorporated 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	December 31,
	2010	2009
Assets
Participant-directed investments, at fair value	$413,873,596	$391,134,209
Notes receivable from participants	12,302,436	12,346,019
Participant contributions receivable	—	245,378
Interest and dividends receivable	—	15
Other assets	287,150	—

Total assets	426,463,182	403,725,621

Liabilities
Accrued administrative expenses	35,967	51,809

Total liabilities	35,967	51,809

Net assets available for benefits, at fair value	426,427,215	403,673,812
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,337,373)	(224,081)

Net assets available for benefits	$424,089,842	$403,449,731

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

2010
Additions
Net appreciation in fair value of investments	$41,514,803
Interest and dividend income	3,925,688
Interest income on notes receivable from participants	633,813
Contributions
Employer	94,598
Participant	18,865,722
Rollover	999,313

Total additions	66,033,937

Deductions
Benefits paid to participants	43,918,560
Administrative expenses	1,475,266

Total deductions	45,393,826

Net increase in net assets available for benefits	20,640,111
Net assets available for benefits, beginning of year	403,449,731

Net assets available for benefits, end of year	$424,089,842

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

1.	Description of the Plan

The following description of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) provides only general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Saks Incorporated and its subsidiaries (the “Company”) who are at least 21 years of age and have completed the minimum service hour requirement as provided for in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The Plan allows for employer contributions, participant contributions, and rollover contributions. The Company may contribute a discretionary amount of cash to the Plan as approved by the Human Resources and Compensation Committee of the Board of Directors of the Company (“HRCC”). The Company makes contributions matching a portion of participants’ contributions up to 5% of eligible compensation that participants elect to defer each pay period. Catch-up contributions are not eligible for the employer matching contribution. The Company’s matching contributions are discretionary and the matching contribution rate can vary. In December 2009, the HRCC suspended the Company matching contribution beginning in 2010. However, the Company’s matching contribution was reinstated at 10% of participants’ contributions up to 5% of eligible compensation, effective July 2010. In December 2010, the HRCC approved an increase in the Company matching contribution rate from 10% to 35%, effective February 2011.

Each year, participants may elect to make contributions to the Plan, via regular payroll deductions, up to 90% of their eligible compensation, as defined by the Plan, on a pre-tax basis, subject to Internal Revenue Service (“IRS”) limitations ($16,500 for 2010). The Plan places additional limitations on the amounts that highly-compensated participants, as defined by the Internal Revenue Code (the “Code”), may contribute. Participants who are age 50 or older before the end of the plan year are eligible to make catch-up contributions, subject to certain IRS limitations ($5,500 in 2010). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions) provided such rollover contributions meet the requirements of the Plan.

Participants may direct the investment of their contributions, as well as the Company’s discretionary contributions, into various investment options offered by the Plan. As of December 31, 2010, the Plan offered thirteen investment options, comprising twelve mutual funds and one collective investment trust fund. In addition, the Plan offers five target retirement portfolios which consist of a mix of the Plan’s mutual funds based on an expected retirement date.

Effective January 1, 2009, the Plan prohibited future contributions from being invested in, or existing assets transferred into, the Saks Incorporated Employer Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s investment earnings or losses. Participant accounts are also charged for withdrawals and an allocation of the Plan’s administrative expenses. Allocations are determined based on participant account balances in accordance with the Plan.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

Vesting

All participants are, at all times, fully vested in all participant contributions, including catch-up and rollover contributions, plus actual earnings thereon. Plan participants vest in the Company’s discretionary matching contributions in addition to actual earnings thereon, based on years of credited service in accordance with the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

In addition, the vested percentage is 100% for a participant on and after attainment of normal retirement age, death, or disability, as defined in the Plan.

Notes Receivable from Participants

A participant may borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of the vested value of his or her account, less the highest outstanding loan balance during the 12 months before the loan is issued. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with the prime rate plus 1%, as established by the Plan trustee at the time of the loan. These loans are reported as notes receivable from participants on the Statement of Net Assets Available for Benefits. At December 31, 2010 and 2009, interest rates on outstanding loans ranged from 4.25% to 10.50%. At December 31, 2010 and 2009, the total outstanding loan balance for the Plan was $12,302,436 and $12,346,019, respectively.

Forfeitures

Forfeitures occur when non-vested participants terminate their employment and receive distributions of the vested value of their participant accounts or incur five consecutive breaks in service, as defined in the Plan. Forfeitures may be used to reinstate previously forfeited amounts, provide funds necessary for the correction of errors, and to reduce future Company discretionary matching contributions. During 2010, $478,536 of forfeitures was used to reduce Company matching contributions. As of December 31, 2010 and 2009, the Plan had $12,012 and $381,367 of unallocated forfeitures included in net assets available for benefits, respectively.

Distribution of Benefits

Vested plan benefits can be distributed upon retirement, death, disability, or termination of service. Participants may elect to receive a single lump sum distribution equal to the vested balance of their account, a combination of several partial lump sum distributions equal to the vested balance of their account, or periodic installments over a period not to exceed their life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants become fully vested in all individual account balances.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which requires additional disclosures of the transfers into and out of Level 1 and Level 2 fair value measurements and clarifies existing disclosure requirements regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value. The Plan adopted these provisions of ASU 2010-06 effective January 1, 2010. The adoption did not have a material impact on the financial statements. ASU 2010-06 also added requirements to separately present information about purchases, sales, issuances, and settlements (i.e., on a gross basis rather than on a net basis) in the reconciliation of Level 3 fair value measurements. This portion of ASU 2010-06 is effective for fiscal years beginning after December 15, 2010. The Plan does not expect the adoption of this portion of ASU 2010-06 to have a material impact on the financial statements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, Reporting Loans to Participants by Defined Contribution Plans (“ASU 2010-25”), which is effective for fiscal years ending after December 15, 2010, with retrospective application. ASU 2010-25 requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Prior to the issuance of ASU 2010-25, participant loans were classified as investments on the Statement of Net Assets Available for Benefits. The Plan adopted ASU 2010-25 for the year ended December 31, 2010. Participant loans for all prior periods presented have been reclassified as notes receivable from participants.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends the existing fair value guidance to improve consistency in the application and disclosure of fair value measurements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provides certain clarifications to the existing guidance, changes certain fair value principles, and enhances disclosure requirements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is to be applied prospectively. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as described in Note 3, Fair Value Measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (or losses) and the unrealized appreciation (depreciation) on those investments.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

The Plan invests in a collective investment trust fund that holds fully benefit-responsive investment contracts. In accordance with GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trust fund as well as an adjustment of the investment in the collective investment trust fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Permitted participant-initiated withdrawals and transfers from the collective investment trust fund are allowed at any time without penalty, regardless of their frequency or amount. Any Plan sponsor-initiated withdrawal from the collective investment trust fund would require written notice of the Plan’s intent to withdraw assets one year in advance. At the discretion of the trustee, the notification period identified for withdrawals may be waived. The Plan administrator believes that the occurrence of any events that would limit the Plan’s ability to transact at contract value with participants is not probable.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principle balance plus any accrued but unpaid interest.

Contributions Receivable

Contributions receivable from the Company are calculated based on amounts approved by the HRCC and are accrued based on a percentage of the employee’s contributions. Contributions receivable from employees are accrued based on unremitted deductions from the participants’ payroll compensation. Prior to March 13, 2009, Company supplemental contributions accrued on behalf of certain participants of previously merged plans.

Administrative Expenses

During the year ended December 31, 2010, the Plan incurred administrative expenses of $1,475,266. Expenses are paid by participants, whose accounts are assessed a proportional charge based on the fair value of each participant’s account. Certain plan expenses are paid by the Company on behalf of the Plan.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Plan classifies its investments under the fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1:	Unadjusted quoted market prices in active markets for identical assets and liabilities.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Prices or valuation techniques that require inputs that are unobservable (i.e., inputs reflecting the reporting entity’s own assumptions) and significant to the fair value measurement.

There have been no changes in the valuation techniques used as of December 31, 2010 and 2009. A summary of the valuation methodologies used in the fair value measurements of the Plan’s assets and liabilities are as follows:

Collective Investment Trust Fund	The collective investment trust fund is valued at the net asset value, which approximates fair value, as reported by the trustee of the collective investment trust fund on each valuation date. The fair value and contract value are based on the fair value and contract value of the underlying investments of the trust. Prices for securities held in the underlying portfolios of the collective investment trust fund are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of these two sources, securities may be priced internally, using a combination of observable and unobservable market data.

Mutual Funds	Mutual funds are valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Saks Incorporated Employer Stock Fund	The Saks Incorporated Employer Stock Fund is a unitized fund. The fund consists of Saks Incorporated common stock and short-term cash equivalents, which provide liquidity for daily trading. Saks Incorporated common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the fair value of the Plan’s financial assets by level within the fair value hierarchy as of December 31, 2010 and December 31, 2009, respectively.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Collective Investment Trust Fund:
Stable value	$108,581,613	$—	$108,581,613	$—
Mutual Funds:
Large blend	93,732,619	93,732,619	—	—
Intermediate-term bond	40,498,206	40,498,206	—	—
Moderate allocation	38,406,639	38,406,639	—	—
Small value	59,174,225	59,174,225	—	—
Mid-cap blend	25,558,698	25,558,698	—	—
Foreign large value	17,582,780	17,582,780	—	—
Large growth	10,462,719	10,462,719	—	—
Large value	11,457,459	11,457,459	—	—
Small blend	1,965,223	1,965,223	—	—
Common Stock:
Saks Incorporated Employer Stock Fund	6,453,415	6,453,415	—	—

Total	$413,873,596	$305,291,983	$108,581,613	$—

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Collective Investment Trust Fund:
Stable value	$112,264,711	$—	$112,264,711	$—
Mutual Funds:
Large blend	87,013,162	87,013,162	—	—
Intermediate-term bond	37,639,938	37,639,938	—	—
Moderate allocation	36,871,976	36,871,976	—	—
Small value	50,774,796	50,774,796	—	—
Mid-cap blend	22,411,121	22,411,121	—	—
Foreign large value	17,901,652	17,901,652	—	—
Large growth	10,970,481	10,970,481	—	—
Large value	8,716,990	8,716,990	—	—
Small blend	2,109,431	2,109,431	—	—
Common Stock:
Saks Incorporated Employer Stock Fund	4,459,951	4,459,951	—	—

Total	$391,134,209	$278,869,498	$112,264,711	$—

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

4.	Investments

Investment information as of December 31, 2010 and 2009 and for the year ended December 31, 2010 is as follows:

	2010		2009
Collective Investment Trust Fund:
Wells Fargo Stable Return Fund	$108,581,613	*	$112,264,711	*
Mutual Funds:
Vanguard Institutional Index Fund	49,643,235	*	46,627,741	*
Neuberger & Berman Partners Fund	44,089,384	*	40,385,421	*
PIMCO Total Return Fund	40,498,206	*	37,639,938	*
Dodge & Cox Balanced Fund	38,406,639	*	36,871,976	*
Neuberger & Berman Genesis Trust Fund	38,452,566	*	33,920,058	*
Columbia Acorn Fund	25,558,698	*	22,411,121	*
Alliance Bernstein International Value Fund	17,582,780		17,901,652
Fidelity Low-Priced Stock Fund	18,147,908		15,572,961
American AMCAP Fund	10,462,719		10,970,481
Blackrock Equity Dividend I Fund	11,457,459		8,716,990
Royce Value Plus Fund	1,965,223		2,109,431
Columbia Small Cap Value Fund	2,573,751		1,281,777
Common Stock:
Saks Incorporated Employer Stock Fund	6,453,415		4,459,951

Investments at fair value	$413,873,596		$391,134,209

Adjustment for fully benefit-responsive investment contracts	$(2,337,373)		$(224,081)

Investments	$411,536,223		$390,910,128

*	Investment exceeds five percent of the net assets available for benefits at December 31, 2010 and 2009, respectively.

During the year ended December 31, 2010, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated in value as follows:

2010
Collective investment trust fund	$3,010,218
Mutual funds	35,665,745
Common stock fund	2,838,840

Total	$41,514,803

5.	Risks and Uncertainties

The Plan invests in various investment securities. Generally, all investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment instruments and the level of uncertainty related to changes in the value of these instruments, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Participants are also exposed to potential loss in the event of non-performance by the trustee or any of the entities in which the Plan invests.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

6.	Income Tax Status

The IRS has determined and informed the Company by a letter dated September 7, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. In January 2011, the Plan filed for a new determination letter but has not yet received a response from the IRS. However, the Company and Plan administrator believe that the Plan remains in compliance with the applicable requirements of the Code, and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes or uncertain tax positions has been included in the financial statements. The Plan is no longer subject to tax examinations for years prior to 2007.

7.	Exempt Party-in-Interest Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan (i.e., parties-in-interest), including the Company. As the Plan sponsor, the Company is considered a party-in-interest with respect to the Plan. The Plan invests in common stock of the Company and also issues loans to participants who are employees of the Company, which both qualify as exempt party-in-interest transactions. As of December 31, 2010 and 2009, the Plan held 517,045 and 579,408 units of the Saks Incorporated Employer Stock Fund. During 2010, the Plan did not purchase any units of the Saks Incorporated Employer Stock Fund and disposed of 62,363 units for $660,083.

Wells Fargo Bank, N.A. is the trustee of all of the assets of the Plan and is considered a party-in-interest with respect to the Plan. The Plan invests in the Wells Fargo Stable Return Fund, which is managed by Wells Fargo Bank, N.A. Transactions in this fund qualify as exempt party-in-interest transactions. During 2010, fees paid by the Plan to Wells Fargo Bank, N.A. amounted to $1,163,768.

Supplemental Schedules

Saks Incorporated 401(k) Retirement Plan

Schedule G, Part III – Financial Transaction Schedule – Nonexempt Transactions

December 31, 2010

(a)	(b)	(c)
Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction including maturity date, rate of interest, collateral, par or maturity value
Saks Incorporated	Plan sponsor	In December 2010, certain financial planning education expenses of the Plan sponsor were paid in error by the Plan. The Plan sponsor corrected this transaction by reimbursing the Plan with interest in June 2011.

	00000000	00000000	00000000	00000000	00000000	00000000
(d)	(e)	(f)	(g)	(h)	(i)	(h)
Purchase price	Selling price	Lease rental	Transaction expenses	Cost of asset	Current value of asset	Net gain (or loss) on each transaction
				$287,150	$292,149

Saks Incorporated 401(k) Retirement Plan

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current value
	Vanguard Institutional Index Fund	Mutual fund		$49,643,235
	Neuberger & Berman Partners Fund	Mutual fund		44,089,384
	PIMCO Total Return Fund	Mutual fund		40,498,206
	Dodge & Cox Balanced Fund	Mutual fund		38,406,639
	Neuberger & Berman Genesis Trust Fund	Mutual fund		38,452,566
	Columbia Acorn Fund	Mutual fund		25,558,698
	Alliance Bernstein International Value Fund	Mutual fund		17,582,780
	Fidelity Low-Priced Stock Fund	Mutual fund		18,147,908
	American AMCAP Fund	Mutual fund		10,462,719
	Blackrock Equity Dividend I Fund	Mutual fund		11,457,459
	Royce Value Plus Fund	Mutual fund		1,965,223
	Columbia Small Cap Value Fund	Mutual fund		2,573,751
*	Wells Fargo Stable Return Fund	Collective investment trust		106,244,240	[1]
*	Saks Incorporated Employer Stock Fund	Common stock units		6,453,415
*	Notes Receivable from Participants	Various interest rates ranging from 4.25% - 10.50%. Various maturity dates ranging from March 17, 2011 to August 31, 2023.		12,302,436

				$423,838,659

*	Party-in-interest to the Plan.
**	Cost information has not been disclosed as all investments are participant directed.
[1]	At contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Saks Incorporated 401(k) Retirement Plan

Date: June 29, 2011	/s/ Kevin G. Wills
Kevin G. Wills on behalf of Saks Incorporated 401(k) Retirement Plan as Executive Vice President and Chief Financial Officer of Saks Incorporated

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm